Henkel

A Brand like a Friend


05007884

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SEC MAIL PROCESSING
RECEIVED
MAY 10 2005
WASH. D.C. 179 SECTION

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com

Ihre Nachricht / your message

Datum
2005-05-09

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA


PROCESSED
MAY 17 2005
SUPPL
THOMSON
FINANCIAL

Ladies and Gentlemen:

Enclosed please find Henkel's press release "Henkel: off to a good start in 2005".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,
Henkel KGaA

T. Kuehn

H. Nicolas

Encl.


Henkel

VCmail
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03.05.2005 08:15
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Thema: Press release "Henkel: off to a good start in 2005"


Henkel
A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen,

Attached please find the press release "Henkel: off to a good start in 2005", which we distributed to the media.

With my very best regards

Ernst Primosch

This information is meant for ALL employees. Please, therefore, pass it on to all those who have no Lotus Notes access and thus did not get the information directly.

Press Release

Forecast for full fiscal 2005 confirmed

Henkel: off to a good start in 2005

In the first quarter of 2005, the Henkel Group achieved a significant increase both in sales and comparable operating profit. Net earnings and earnings per share for the quarter were also above the comparable level of the prior-year quarter.

"We have had a good start to the new fiscal year. Our acquisitions, which we are currently successfully integrating, are important contributors in this regard," said Ulrich Lehner, Chairman of the Management Board of Henkel KGaA. "Sales momentum emanating from the growth regions of Latin America,

Asia and Eastern Europe, additional product innovations and the strengthening of our existing market positions will provide higher organic growth throughout the course of this year."

Düsseldorf – In the first quarter of 2005, the Henkel Group generated **sales** of 2,737 million euros. Despite an ongoing difficult economic environment in Western Europe, Henkel achieved an increase in sales of 18.1 percent after adjusting for foreign exchange. The companies acquired in 2004 made a substantial contribution to this achievement. Organic sales growth (after adjusting for foreign exchange and acquisitions/divestments) amounted to 1.5 percent and was achieved primarily in the Laundry & Home Care and Henkel Technologies business sectors.

Operating profit (EBIT) of 265 million euros, adjusted for foreign exchange, was 30.2 percent above the comparable figure for the previous year. Except for Consumer and Craftsmen Adhesives, all business sectors contributed to this result. The rise was predominantly due to the acquisitions made.

Return on sales (EBIT) increased compared with the prior-year quarter by 0.9 per-centage points to 9.7 percent. **Return on capital employed (ROCE)** fell by 3.5 per-centage points to 12.1 percent because of the increase in capital employed resulting from acquisitions. Income from participations fell from 37 million euros to 17 million euros due to the absence of earnings from our former Clorox investment, exchanged last year. Additional financing costs, due primarily to the Dial and Sovereign acquisitions, and the ab-sence of the interest income from the Cognis vendor note, led net interest expense to increase from –26 million euros to –56 million euros. As a result, **financial items** fell to –39 million euros.

With a slightly lower **tax rate** of 25.7 percent, **net earnings for the quarter** after minority interests amounted to 165 million euros, 5.1 percent above the comparable level of the previous year. **Earnings per preferred share** increased by 5.5 percent to 1.16 euros.

Developments by Business Sector

At 957 million euros, sales of the **Laundry & Home Care** business sector, after adjusting for foreign exchange, were 28.9 percent above the prior-year quarter. Contributory factors were the businesses acquired from Dial and Clorox and an increase of 2.3 percent in organic growth. Operating profit adjusted for foreign exchange increased by 55.2 percent versus the comparable prior-year EBIT. *Heavy-duty detergents* achieved gratifying sales growth with increases in Germany and some Southern European countries. The *special detergents* business experienced a further increase in demand in Eastern Europe. In the US, the fabric softeners launched under the Purex Soft brand enjoyed a positive start. *Household cleaners* continued to perform well, with the sustained success of the Bref Power Cleaner, now also available in China, again making a significant contribution.

Sales for the **Cosmetics/Toiletries** business sector, adjusted for foreign exchange, exceeded the prior-year quarter by 19.2 percent, reaching 594 million euros. The increase was primarily generated by the Dial, ARL and Indola acquisitions. Organic growth amounted to 0.4 percent. In the retail consumer products segment, the German operations performed very well, while the rest of the Western Europe business suffered from sagging demand. Operating profit adjusted for foreign exchange was 35.9 percent above the comparable figure for the previous year due mainly to the acquisitions made. The *hair cosmetics* business was further expanded as a result of regional product launches, including the colorant brand Brillance and the styling series got2b. The *body care* business remained difficult, although the launch of the innovative Fa shower gel with yogurt proteins had already provided an impetus. In the growing *skin care* business, the Diadermine brand again performed well. In the *oral care* segment, there was increased demand for tooth whitening and 2in1 products. The *salon business* profited from the integration of Indola and the expansion of the businesses in Eastern Europe.

The **Consumer and Craftsmen Adhesives** business sector increased sales, adjusted for foreign exchange, by 9.2 percent to 371 million euros. Organic sales, however, stagnated. This was primarily due to market developments in the constructionindustry. While the total business sector performed well in Eastern

Europe, the negative trend in Germany continued. Other important European markets also exhibited a weak level of development. Operating profit adjusted for foreign exchange was 0.9 percent slightly below the comparable level of the previous year. While sales for super glues in the market segment *adhesives and adhesive tapes for home, school and office* weakened, successful new product launches like adhesive sticks, all-purpose adhesives and roller products had a positive effect. In *adhesives and sealants for DIY and craftsmen*, growth was driven by the acquisition of the OSI brand as part of the Sovereign takeover. Henkel set new standards in this major market segment with the international launch of the first-ever removable assembly adhesive.

In the **Henkel Technologies** business sector, sales adjusted for foreign exchange grew by 12.8 percent to 758 million euros. The acquisitions of Sovereign, Orbseal and Concorde and, particularly in Asia and Eastern Europe, organic growth of 2.8 percent contributed to this increase. Operating profit adjusted for foreign exchange was 10.3 percent above the comparable prior-year figure. Sales to the *automotive industry* profited from the fact that more and more prefabricated parts and foams are being used to improve vehicle acoustics. Sales to the *steel industry* were further expanded due to continuing high demand in this sector. The *electronics* business performed in line with expectations. In the market for *consumer goods*, business in market niches was strengthened. The positive business performance continued in the *industrial maintenance, repair and overhaul* segment.

Regional Performance

In the **Europe/Africa/Middle East** region, sales adjusted for foreign exchange increased by 2.7 percent, and before adjustment by 3.0 percent to 1,783 million euros. There was a slight improvement in German sales thanks to growth in the Laundry & Home Care and Cosmetics/Toiletries business sectors. The businesses operating in Eastern Europe once again performed better than those in Western Europe. At 590 million euros, sales in **North America** more than doubled both before and after adjustment for foreign exchange. The share of Group sales increased from 11 to 22 percent, due primarily to the Dial, ARL and Sovereign

acquisitions. In **Latin America**, all business sectors increased sales. After adjusting for foreign exchange, sales rose by 17.8 percent, or before adjustment by 14.4 percent, and amounted to 117 million euros. In the **Asia-Pacific** region, sales adjusted for foreign exchange were 9.2 percent above the level of the prior-year quarter. Before adjustment, growth was 7.2 percent to 190 million euros. Factors contributing to this included the South Korean insecticide business taken over from Clorox, and strong growth in the Henkel Technologies business sector.

Major Participation

Ecolab Inc., St. Paul, Minnesota, USA, in which Henkel has a 28.5 percent stake, reported sales for the first quarter 2005 of 1,070 million US dollars, an increase over the prior-year quarter of more than 9 percent. This was accompanied by a disproportionate increase in quarterly net earnings of more than 13 percent to 74.6 million US dollars. The market value of this participation as of March 31, 2005 amounted to 1.8 billion euros.

Outlook

The Henkel Group confirms its sales and profit forecast for 2005. Henkel's intention is to grow more strongly than its respective markets. Henkel expects to achieve organic growth (after adjusting for foreign exchange and acquisitions/divestments) of 3 to 4 percent in 2005.

Henkel expects operating profit (EBIT) before exceptional items to undergo an increase in the high teens percentage range after adjusting for foreign exchange. Since fiscal year 2005, EBIT will generally increase due to the elimination of scheduled goodwill amortization. The comparable EBIT for 2004 is therefore 1,000 million euros.

With the absence of the income from the Clorox participation, Henkel expects earnings per preferred share (EPS) to remain at the high level of the previous year, assuming that the US dollar does not depreciate excessively. The basis for this

forecast is earnings per preferred share before goodwill amortization and exceptional items, i.e. a comparable EPS of 5.21 euros.

May 3, 2005

Contact:
Henkel Group
Corporate Communications

Ernst Primosch
Phone:+49-211-797-3533
Fax: +49-211-798-2484

Lars Witteck
Phone:+49-211-797-2606
Fax:+49-211-798-9208

press@henkel.com
www.press.henkel.com

Presseinformation

Henkel

A Brand like a Friend

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Abteilung / dept.	Recht / Law Department VJC - Corporate Matters
Telefon / phone (direct)	(+49-211) 797 8959
Telefax / fax (direct)	(+49-211) 798 2463
E-Mail	thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message	

Datum

2005-05-09

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's Information for the Shareholders Q1.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,
Henkel KGaA



T. Kuehn



H. Nicolas

Encl.

Information for Our Shareholders

Q1

January – March 2005

Quality Worldwide



Henkel

A Brand like a Friend

Henkel Group: Financial Highlights

in million euros

		Q 1/2004	comparable Q 1/2004	Q 1/2005	Change[1]
Sales		**2,343**	**2,343**	**2,737**	**16.8 %**
Operating profit (EBIT)		**175**	**205**	**265**	**28.7 %**
Laundry & Home Care		69	70	107	53.7 %
Cosmetics/Toiletries		42	51	68	34.0 %
Consumer and Craftsmen Adhesives		37	41	41	−1.3 %
Henkel Technologies		55	71	78	8.9 %
Return on sales (EBIT)	%	**7.5**	**8.8**	**9.7**	**0.9 pp**
Earnings before tax		**186**	**216**	**226**	**4.6 %**
Net earnings for the quarter		**129**	**159**	**168**	**5.7 %**
Net earnings after minority interests		**127**	**157**	**165**	**5.1 %**
Earnings per preferred share	in euros	**0.89**	**1.10**	**1.16**	**5.5 %**
Earnings per ordinary share	in euros	**0.88**	**1.09**	**1.14**	**4.6 %**
Return on capital employed (ROCE)	%	**15.6**	**15.6**	**12.1**	**−3.5 pp**
Investments in property, plant and equipment		**73**	**73**	**70**	**−4.1 %**
Research and development costs		**64**	**64**	**73**	**14.1 %**
Number of employees (at the end of the quarter)		**48,449**	**48,449**	**51,981**	**7.3 %**

[1] calculated on the basis of units of 1,000 euros

pp = percentage points

Contents

Highlights First Quarter 2005

Innovations



Bref Multi-Degreaser


Fa

Fa with yogurt proteins


Pattex
SUPER
MONTAGE

Pattex Super Contact



Bonderite NT

Key Financials

- Sales adjusted for foreign exchange +18.1 percent; organic growth: +1.5 percent
- Comparable operating profit (EBIT) adjusted for foreign exchange: +30.2 percent
- Earnings per preferred share (EPS): +5.5 percent
- Sales and profit forecast for the full fiscal year confirmed

Key Facts

- Laundry & Home Care with further gratifying organic growth
- Sales growth in Germany continued
- Double-digit sales growth in North and Latin America as well as Eastern Europe
- Return on sales increased in all regions

Pursuant to IFRS 3 – "Business Combinations", effective fiscal year 2005 goodwill is no longer subject to scheduled amortization; instead it must be reviewed at least annually for impairment on the basis of impairment tests. For better comparability, the figures for the first quarter of 2004 have been shown with an additional column depicting the situation before goodwill amortization.

Business Performance First Quarter 2005

Underlying Trading Conditions

World Economy

The world economic output eased slightly in the first quarter of 2005 with a rise of 3 percent. US gross domestic product rose by 3.5 percent. Europe achieved around 2 percent. With the hoped-for revival of domestic demand still failing to materialize, growth in Germany was just 1 percent. Asia's dynamic growth decelerated somewhat to a level of 2.5 percent. This was primarily due to Japan where the upturn in business activity slowed down. Economic development in Latin America remained favorable with a growth rate of 4 percent.

Sectors Development

Development of private consumption in Europe remained sluggish. In Germany, consumer spending continued at the low level of the previous year, while in North America it increased. In most regions of the world, growth in private consumption lagged behind the rise in gross domestic product.

Industry remained the major growth driver in many regions, although the rate of industrial expansion worldwide decreased slightly. Asia and Latin America in particular experienced strong growth in industrial production. By contrast, the automotive industry had a slow start in 2005 with worldwide production slightly below the level of the previous year. As expected, the electronics industry was unable to maintain the high growth rates of the previous year. The market momentum emanating from Europe's construction industry remained negligible. In the other regions, however, the building industry experienced high growth rates.

Business Performance

Sales and Profit

In the first quarter of 2005, the Henkel Group increased sales adjusted for foreign exchange by 18.1 percent, with the companies acquired in 2004 making a substantial contribution. After adjusting for foreign exchange and acquisitions/divestments, sales growth of the Henkel Group was 1.5 percent. This increase in organic sales was achieved primarily in the Laundry & Home Care and Henkel Technologies business sectors.

Compared with the prior-year quarter, gross margin fell by 1.3 points to 47.1 percent. This decrease is due in particular to rising raw material costs as well as the lower Dial gross margin. Operating profit (EBIT) adjusted for foreign exchange rose by 30.2 percent versus the comparable prior-year quarter. All business sectors contributed to this improvement with the exception of Consumer and Craftsmen Adhesives. The rise was primarily attributable to acquisitions. Return on sales (EBIT) rose compared with the previous year by 0.9 points to 9.7 percent.

Return on capital employed (ROCE) decreased by 3.5 points to 12.1 percent. With the exception of Henkel Technologies, ROCE declined in all business sectors because of the increase in capital employed resulting from acquisitions.

Income from participations fell from 37 million euros to 17 million euros due to the absence of earnings from our former Clorox investment. Additional financing costs, particularly with regard to the Dial and Sovereign acquisitions, and also the absence of the interest income from the Cognis vendor note, led to an increase in net interest expense from –26 million euros to –56 million euros. As a result, financial items fell by 50 million euros to –39 million euros.

With the tax rate decreasing slightly to 25.7 percent, the comparable quarterly net earnings figure increased by 5.7 percent to 168 million euros. Net earnings after minority interests amounted to 165 million euros. Earnings per preferred share increased by 5.5 percent to 1.16 euros.

Sales[1] in million euros	Q 1
2005	**2,737**
2004	**2,343**
Change versus previous year	16.8 %

[1] calculated on the basis of units of 1,000 euros

Sales development	Q 1
Change versus previous year	16.8 %
Foreign exchange	–1.3 %
after adjusting for foreign exchange	18.1 %
acquisitions/divestments	16.6 %
organic[1]	1.5 %

[1] after adjusting for foreign exchange and acquisitions/divestments

EBIT[1] in million euros	Q 1
2005	**265**
2004 comparable	**205**
Change versus previous year	28.7 %
after adjusting for foreign exchange	30.2 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)	Q 1
2005	**9.7 %**
2004 comparable	**8.8 %**
Change versus previous year	0.9 pp
after adjusting for foreign exchange	0.9 pp

pp = percentage points

Net earnings after minority interests in million euros	Q 1
2005	**165**
2004 comparable	**157**
Change versus previous year	5.1 %

Earnings per preferred share in euros	Q 1
2005	**1.16**
2004 comparable	**1.10**
Change versus previous year	5.5 %

Capital Expenditures

Investments in property, plant and equipment for continuing operations amounted to 70 million euros. A total of 4 million euros was invested in intangible assets.

Research and Development

Expenditures for research and development by the Henkel Group totaled 73 million euros. As in the previous year, this represents 2.7 percent of sales.

Employees

As of March 31, 2005, the number of Henkel Group employees was 51,981. 80 percent of personnel are located outside Germany.

Major Participation

Henkel has a 28.5 percent stake in Ecolab Inc., St. Paul, Minnesota, USA. In the first quarter of 2005, Ecolab reported sales of 1,070 million US dollars, an increase of more than 9 percent compared with the same quarter of the previous year. Net earnings for the quarter underwent a disproportionate increase of approximately 13 percent to 74.6 million US dollars. The market value of this participation as of March 31, 2005, amounted to about 1.8 billion euros.

Share Performance

The Henkel preferred share, which is listed in the German stock index (DAX), increased by 9.0 percent above the closing price for the end of 2004, namely from 64.00 euros to 69.75 euros. Over the same period, the DAX rose by just 2.2 percent and the Dow Jones Euro Stoxx Consumer Goods Index increased by 6.4 percent.

Major Events

At a press conference held on March 17, 2005, Henkel presented its Sustainability Report for 2004. It underlines the high level of environmental protection and occupational safety maintained at the Group, and shows how Henkel assumes social responsibility.

On March 31, 2005, Knut Weinke – Executive Vice President Human Resources/Logistics/Information Technologies – retired. His successor, Kasper Rorsted, was appointed a Member of the Management Board effective April 1, 2005.

Following the sad passing of Brigitte Weber, Engelbert Bäßler took her place as one of the employee representatives on the Supervisory Board; his appointment is effective March 1, 2005. Effective at the end of the Annual General Meeting of April 18, 2005, Dr. Simone Bagel-Trah moved from the Supervisory Board to the Shareholders' Committee, her place on the Supervisory Board was taken by Dr. Friderike Bagel.

The Annual General Meeting approved a dividend of 1.24 euros per ordinary share and 1.30 euros per preferred share. The dividend was paid on April 19, 2005.

Outlook

Underlying Trading Conditions

We expect world economic growth in 2005 to be around 3 percent. In our estimation, the US economy will lose some of its dynamism. For Europe, we continue to anticipate no more than moderate growth. We expect the highest rates to occur in our growth regions Eastern Europe, Asia and Latin America.

Our observations indicate that the situation in the raw material markets will remain tense. It is therefore necessary that we adapt our market prices accordingly and implement restructuring measures as planned.

We do not expect any sustained revival in private consumption in Europe, while consumers in other regions of the world are likely to exhibit a somewhat higher propensity to spend.

We still anticipate growth in the industrial sector. Our estimates indicate that automotive production will rise slightly, primarily driven by the emerging countries. We likewise expect further growth to take place in the steel and metal industries, as well as in general industry. By contrast, we expect the electronics industry to exhibit weaker growth. The same applies to the construction industry in Europe, although we anticipate an upward trend in this sector in other regions of the world.

Sales and Profit Forecast 2005

We confirm our sales and profit forecast for 2005. Our intention is to grow more strongly than our respective markets. The Henkel Group expects to achieve organic growth (after adjusting for foreign exchange and acquisitions/divestments) of 3 to 4 percent in 2005.

We expect operating profit (EBIT) before exceptional items to undergo an increase in the high teens percentage range after adjusting for foreign exchange. Since fiscal year 2005, EBIT will generally increase due to the elimination of scheduled goodwill amortization. The comparable EBIT for 2004 is therefore 1,000 million euros.

With the absence of the income from our Clorox participation, we expect earnings per preferred share (EPS) to remain at the high level of the previous year, assuming that the US dollar does not depreciate excessively. The basis for this forecast is earnings per preferred share before goodwill amortization and exceptional items, i.e. a comparable EPS of 5.21 euros.

Regional Performance

Henkel Group: Key figures by region[1], First Quarter 2005
in million euros

	Europe/ Africa/ Middle East	North America	Latin America	Asia-Pacific	Corporate	**Group**
Sales January – March 2005	**1,783**	**590**	**117**	**190**	**57**	**2,737**
Sales January – March 2004	1,732	266	102	177	66	2,343
Change versus previous year	3.0 %	> 100 %	14.4 %	7.2 %	–	16.8 %
after adjusting for foreign exchange	2.7 %	> 100 %	17.8 %	9.2 %	–	18.1 %
Proportion of Group sales January – March 2005	**65 %**	**22 %**	**4 %**	**7 %**	**2 %**	**100 %**
Proportion of Group sales January – March 2004	74 %	11 %	4 %	8 %	3 %	100 %
EBIT January – March 2005	**218**	**69**	**3**	**4**	**–29**	**265**
EBIT January – March 2004 comparable	206	25	2	0	–28	205
Change versus previous year	5.7 %	> 100 %	71.2 %	> 100 %	–	28.7 %
after adjusting for foreign exchange	5.4 %	> 100 %	81.4 %	> 100 %	–	30.2 %
Return on sales (EBIT) January – March 2005	**12.2 %**	**11.8 %**	**2.6 %**	**2.4 %**	**–**	**9.7 %**
Return on sales (EBIT) January – March 2004 comparable	11.9 %	9.6 %	1.7 %	0.4 %	–	8.8 %

[1] calculated on the basis of units of 1,000 euros

Sales in the **Europe/Africa/Middle East** region after adjusting for foreign exchange increased by 2.7 percent, and by 3.0 percent before adjustment. The share of Group sales accounted for by the region fell from 74 percent to 65 percent due to the acquisitions made in the US. In Germany, there was a slight upturn in sales as a result of growth in the business sectors Laundry & Home Care and Cosmetics/Toiletries. Performance in Eastern Europe was highly gratifying while sales in Western Europe declined slightly. The comparable operating profit figure (EBIT) for the Europe/Africa/Middle East region increased by 5.4 percent after adjusting for foreign exchange, and by 5.7 percent before adjustment. All business sectors contributed to this growth. Return on sales increased by 0.3 percentage points to 12.2 percent.

In the **North America** region, sales more than doubled both before and after adjusting for foreign exchange. The share of Group sales increased from 11 percent to 22 percent with major contributions coming from the Dial, ARL and Sovereign acquisitions. The rise is thus attributable to all the business sectors. Likewise due to the acquisitions, the comparable operating profit figure for the North America region also more than doubled both before and after adjusting for foreign exchange. Return on sales rose by 2.2 points to 11.8 percent.

Sales in the **Latin America** region after adjusting for foreign exchange rose by 17.8 percent, and by 14.4 percent before adjustment. All the business sectors were able to grow sales in this region with general economic development remaining positive and the acquisition of Mas in the Laundry & Home Care business sector further supporting business. Henkel Technologies was particularly successful in increasing profitability. The comparable operating profit figure for the region, adjusted for foreign exchange, increased by 81.4 percent, and by 71.2 percent before adjustment. Return on sales rose by 0.9 points to 2.6 percent.

In the **Asia-Pacific** region, sales after adjusting for foreign exchange were 9.2 percent above the prior-year quarter, and 7.2 percent up before adjustment. Contributory factors in this regard included the South Korean insecticide business taken over from Clorox, and strong growth by the Henkel Technologies business sector. The comparable operating profit figure for the region increased more than five-fold from a low base, both before and after adjusting for the foreign exchange impact. Return on sales improved by 2.0 points to 2.4 percent.

Laundry & Home Care

Sales[1] in million euros

	Q 1
2005	**957**
2004	**750**
Change versus previous year	27.6 %

[1] calculated on the basis of units of 1,000 euros

Sales development

	Q 1
Change versus previous year	27.6 %
Foreign exchange	–1.3 %
after adjusting for foreign exchange	28.9 %
acquisitions/divestments	26.6 %
organic[1]	2.3 %

[1] after adjusting for foreign exchange and acquisitions/divestments

EBIT[1] in million euros

	Q 1
2005	**107**
2004 comparable	**70**
Change versus previous year	53.7 %
after adjusting for foreign exchange	55.2 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)

	Q 1
2005	**11.2 %**
2004 comparable	**9.3 %**
Change versus previous year	1.9 pp
after adjusting for foreign exchange	1.9 pp

pp = percentage points

Sales of the **Laundry & Home Care** business sector after adjusting for foreign exchange exceeded the prior-year quarter by 28.9 percent. The contributory factors here were the businesses acquired from Dial and Clorox and the 2.3 percent organic sales growth. In Germany, both sales and market share were above the level of the previous year. We also acquired further market share in Eastern Europe and the countries of Latin America. Trading conditions in France and Italy remained difficult.

Operating profit adjusted for foreign exchange rose by 55.2 percent versus the comparable figure for the previous year. While the acquisitions were key in this regard, gratifying growth in Germany also contributed to the rise. Return on sales was well above the prior-year quarter at 11.2 percent, mainly attributable to the high profitability of the businesses acquired. At 12.9 percent, return on capital employed (ROCE) was below the level of the previous year, due primarily to the significant growth in the capital base caused by the Dial acquisition.

There was an increase in organic sales of our *heavy-duty detergents*, with substantial growth in Germany, Spain and Turkey. However, there were price-related decreases in sales in France and the Netherlands. Having already been successfully introduced into other European countries, a range of detergents gentle to the skin was launched into the Eastern European market under the Persil Sensitive brand. Our business in the US profited from volume growth in the value-priced segment, albeit in the face of intensive competition. With Purex Plus, we launched a heavy-duty detergent with a softener additive onto the US market.

Sales in *special detergents* were only slightly above the level of the previous year. While demand in Eastern Europe continued to rise, there was a decline in some of the markets in Western Europe following the strong growth achieved in the previous year with OXI products. Henkel received the German Brand Development Award for 2005 for its targeted expansion of the Perwoll series from its position as a traditional wool detergent to that of a specialty product for colors, dark garments and synthetics. There were gains in both sales and market share in the US with the fabric softeners launched under the Purex Soft brand.

Household cleaners continued to perform well. In a market that is currently exhibiting dynamic growth, we succeeded in further expanding our market shares in many segments. Following the success of our household cleaner Bref Power, we introduced two product variants offering high grease cleaning performance onto the wider European market. Bref Power-Cleaner is also now on sale in China.

Outlook

For 2005, we continue to expect growth in organic sales to be above the market average and operating profit after adjusting for foreign exchange to undergo a double-digit rise versus the comparable prior-year figure of 351 million euros.

Cosmetics/Toiletries

Sales[1] in million euros

	Q 1
2005	**594**
2004	**503**
Change versus previous year	18.3 %

[1] calculated on the basis of units of 1,000 euros

Sales development

	Q 1
Change versus previous year	18.3 %
Foreign exchange	–0.9 %
after adjusting for foreign exchange	19.2 %
acquisitions/divestments	18.8 %
organic[1]	0.4 %

[1] after adjusting for foreign exchange and acquisitions/divestments

EBIT[1] in million euros

	Q 1
2005	**68**
2004 comparable	**51**
Change versus previous year	34.0 %
after adjusting for foreign exchange	35.9 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)

	Q 1
2005	**11.5 %**
2004 comparable	**10.2 %**
Change versus previous year	1.3 pp
after adjusting for foreign exchange	1.2 pp

pp = percentage points

Sales of the **Cosmetics/Toiletries** business sector were 19.2 percent above the same quarter of the previous year after adjusting for foreign exchange, primarily as the result of the Dial, ARL and Indola acquisitions. Organic sales growth amounted to 0.4 percent. In the branded consumer products segment, our German operations in particular performed very well, while the rest of our Western Europe business suffered from sluggish demand.

Operating profit adjusted for foreign exchange was 35.9 percent above the comparable figure for the previous year, due mainly to the acquisitions made. Return on sales rose by 1.3 points to 11.5 percent. Return on capital employed (ROCE) decreased to 12.1 percent due to the increase in the capital base brought about by the acquisitions.

We continued to expand our *hair cosmetics* business by launching the colorant brand Brillance in Eastern Europe. Following a successful introduction in Germany and Austria, we rolled out the styling series got2b in France and Benelux. With Taft Compact, we brought a new generation of hair sprays onto the market. Thanks to a concentrated active formula, the compact package offers the same long-lasting performance as the large spray cans. In the international market, we followed the trend toward aroma products by launching the Gliss Aroma line of shampoo, treatment and conditioner products.

In a difficult environment for our *body care* business, we initiated the Fa relaunch in our European core markets in March. The introduction of Fa with yogurt proteins had already provided an impetus. While sales of bar soaps decreased in the US, there were higher sales of liquid products to compensate.

The *skin care* business continued to expand. The growth driver here was our Diadermine brand with the introduction of the care series Hydra Eclat in France and the expansion of the care lines Body Perfect and Wrinkle Expert.

In the *oral care* segment, our Theramed brand performed well in Germany and France due to the high level of demand for tooth whitening and 2in1 products.

The *hair salon* business grew due to the integration of Indola and expansion of our activities in Eastern Europe. The styling series Silhouette was revamped and augmented by a compact spray. We expanded our SEAH portfolio by adding a series for sophisticated hair.

Outlook

We expect the Western European markets to remain weak throughout 2005. The growth motors for cosmetics will continue to be Eastern Europe, North America and Asia. We are endeavoring to achieve price increases selectively.

For 2005, we continue to expect that we will achieve an organic growth rate above that of the world cosmetics market. We expect operating profit after adjusting for foreign exchange to increase in the double-digit percentage range versus the comparable prior-year figure of 291 million euros.

Consumer and Craftsmen Adhesives

Sales[1] in million euros

	Q 1
2005	**371**
2004	**343**
Change versus previous year	8.2 %

[1] calculated on the basis of units of 1,000 euros

Sales development

	Q 1
Change versus previous year	8.2 %
Foreign exchange	–1.0 %
after adjusting for foreign exchange	9.2 %
acquisitions/divestments	9.3 %
organic[1]	–0.1 %

[1] after adjusting for foreign exchange and acquisitions/divestments

EBIT[1] in million euros

	Q 1
2005	**41**
2004 comparable	**41**
Change versus previous year	–1.3 %
after adjusting for foreign exchange	–0.9 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)

	Q 1
2005	**11.0 %**
2004 comparable	**12.1 %**
Change versus previous year	–1.1 pp
after adjusting for foreign exchange	–1.0 pp

pp = percentage points

Due to the acquisitions made, sales of the **Consumer and Craftsmen Adhesives** business sector adjusted for foreign exchange were 9.2 percent above the level of the previous year. However, the business stagnated in organic terms. This was primarily due to market developments in the construction industry. While the total business sector performed well in Eastern Europe, the negative trend in Germany continued. Other important European markets also exhibited a weak level of development.

Operating profit adjusted for foreign exchange was 0.9 percent slightly below the comparable figure for the prior-year quarter. Rising costs for raw materials and packaging have not yet been fully offset by price increases. As a result, return on sales fell to 11.0 percent. Due to the lower profit and higher capital employed resulting from the acquisitions, return on capital employed (ROCE) decreased to 14.5 percent.

For *adhesives and adhesive tapes for home, school and office*, the strongest momentum came from the Pritt brand: the successful new product launches of the preceding months in the adhesive sticks, all-purpose adhesives and roller products segments had a positive effect. In contrast, there was a decline in the performance of our cyanoacrylates.

Growth in relation to our *adhesives and sealants for DIY and craftsmen* was driven by the acquisition of OSI as part of the Sovereign takeover. OSI is a leading supplier of assembly adhesives and joint sealing compounds to the North American craft trades. Its rapid integration has opened up growth opportunities in this important region. With the first stage of the international launch of the first-ever removable assembly adhesive, Henkel has set new standards in this major market segment.

Ceresit, the most important brand in our *building adhesives* range, is celebrating its 100th anniversary in 2005. To mark the occasion, we initiated a number of worldwide activities with a view to supporting further growth. There was a stream of new product launches with the emphasis on tiling and other flooring products, together with moisture barrier sealants. The persistently cold weather conditions of February and March had a dampening effect on business activity.

Outlook

A large number of initiatives designed to increase sales are currently at the implementation stage. The already instituted restructuring measures and price increases are expected to have a sustained positive effect on the profitability of our businesses.

For 2005, we continue to expect our organic sales to increase significantly faster than the market. And we expect operating profit after adjusting for foreign exchange to increase in the double-digit percentage range versus the comparable prior-year figure of 169 million euros.

Henkel Technologies

Sales[1] in million euros

	Q 1
2005	**758**
2004	**681**
Change versus previous year	11.2 %

[1] calculated on the basis of units of 1,000 euros

Sales development

	Q 1
Change versus previous year	11.2 %
Foreign exchange	–1.6 %
after adjusting for foreign exchange	12.8 %
acquisitions/divestments	10.0 %
organic[1]	2.8 %

[1] after adjusting for foreign exchange and acquisitions/divestments

EBIT[1] in million euros

	Q 1
2005	**78**
2004 comparable	**71**
Change versus previous year	8.9 %
after adjusting for foreign exchange	10.3 %

[1] calculated on the basis of units of 1,000 euros

Return on sales (EBIT)

	Q 1
2005	**10.3 %**
2004 comparable	**10.5 %**
Change versus previous year	–0.2 pp
after adjusting for foreign exchange	–0.2 pp

pp = percentage points

Compared with the prior-year quarter, the **Henkel Technologies** business sector increased sales adjusted for foreign exchange by 12.8 percent. Not only the acquisitions but also the organic growth of 2.8 percent contributed to this development, with Asia and Eastern Europe as main drivers. We implemented first price increases in order to compensate for the rise in raw material prices.

Operating profit adjusted for foreign exchange grew above the comparable prior-year figure by 10.3 percent, predominantly due to acquisitions. Restructuring measures also improved our cost structures. At 10.3 percent, return on sales remained at the level of the previous year, while return on capital employed (ROCE) increased by 1 percentage point to 13.8 percent.

Our business with the *automotive industry* profited from the fact that more and more prefabricated parts and foams are being used to improve vehicle acoustics. We were able to defend our position in the still difficult US automotive market with new sealants based on special silicones for application in transmission units and engine blocks. Sales of high-strength epoxy resin adhesives for the *aerospace industry* experienced further growth. Our *electronics business*, which is geared primarily to semiconductor and printed circuit board production, performed in line with expectations.

We were able to further expand our business with the *steel industry*, thus benefiting from the ongoing high level of demand in this industrial sector.

We launched a new coating based on nanotechnology under the brand name Bonderite NT for treating the metal surfaces of *consumer durables*. Within this market segment, we are profiting especially from our ability to offer integrated solutions based on adhesives, sealants and surface treatments.

While the market for *consumer goods* stagnated, particularly in the grocery industry and in the graphic arts segment, we nevertheless achieved good growth rates in market niches, enabling us to buck the general trend. For example, an innovative polyurethane adhesive offering exceptional flowability in high-speed binding machines was introduced for the production of catalogs.

In the *industrial maintenance, repair and overhaul* segment, our positive business performance continued at the high level previously attained.

Outlook

The situation in the raw material markets is likely to remain tight throughout 2005. We will, therefore, need to further adapt our market prices.

For 2005, we continue to expect organic sales to increase significantly faster than the market. And we expect operating profit after adjusting for foreign exchange to increase in the double-digit percentage range versus the comparable prior-year figure of 299 million euros.

Henkel Group: Segment Information[1)]

First Quarter 2005 in million euros

	Laundry & Home Care	Cosmetics/ Toiletries	Consumer Adhesives	Henkel Tech-nologies	Corporate	**Group**
Sales January – March 2005	**957**	**594**	**371**	**758**	**57**	**2,737**
Change versus previous year	27.6 %	18.3 %	8.2 %	11.2 %	–	16.8 %
Proportion of Group sales	35 %	22 %	13 %	28 %	2 %	100 %
Sales January – March 2004	750	503	343	681	66	2,343
EBITDA January – March 2005	**134**	**78**	**50**	**99**	**–22**	**339**
EBITDA January – March 2004	93	61	52	92	–24	274
Change versus previous year	44.2 %	27.7 %	–4.1 %	7.9 %	–	23.5 %
Return on sales (EBITDA) January – March 2005	**14.0 %**	**13.1 %**	**13.5 %**	**13.1 %**	**–**	**12.4 %**
Return on sales (EBITDA) January – March 2004	12.4 %	12.2 %	15.2 %	13.5 %	–	11.7 %
Amortization and depreciation of trademark rights, other rights and property, plant and equipment January – March 2005	**27**	**10**	**9**	**21**	**7**	**74**
Amortization and depreciation of trademark rights, other rights and property, plant and equipment January – March 2004	23	10	11	21	4	69
EBIT January – March 2005	**107**	**68**	**41**	**78**	**–29**	**265**
EBIT comparable January – March 2004	70	51	41	71	–28	205
Change versus previous year	53.7 %	34.0 %	–1.3 %	8.9 %	–	28.7 %
Return on sales (EBIT) January – March 2005	**11.2 %**	**11.5 %**	**11.0 %**	**10.3 %**	**–**	**9.7 %**
Return on sales (EBIT) comparable January – March 2004	9.3 %	10.2 %	12.1 %	10.5 %	–	8.8 %
Return on capital employed (ROCE) January – March 2005	**12.9 %**	**12.1 %**	**14.5 %**	**13.8 %**	**–**	**12.1 %**
Return on capital employed (ROCE) January – March 2004	29.3 %	18.0 %	19,3 %	12.9 %	–	15.6 %
Capital employed January – March 2005[2)]	**3,318**	**2,254**	**1,131**	**2,256**	**–200**	**8,759**
Capital employed January – March 2004[2)]	954	1,135	860	2,213	118	5,280
Change versus previous year	> 100 %	98.6 %	31.5 %	1.9 %	–	65.9 %
Capital Expenditures (excl. financial assets) January – March 2005	**36**	**10**	**241**	**241**	**6**	**534**
Capital Expenditures (excl. financial assets) January – March 2004	71	206	57	21	6	361
Operating assets January – March 2005	**4,201**	**2,623**	**1,347**	**2,662**	**287**	**11,120**
Operating liabilities January – March 2005	**1,000**	**674**	**323**	**698**	**487**	**3,182**
Net operating assets employed January – March 2005[3)]	**3,201**	**1,949**	**1,024**	**1,964**	**–200**	**7,938**
Operating assets January – March 2004	1,705	1,450	1,029	2,472	376	7,032
Operating liabilities January – March 2004	785	573	273	582	257	2,470
Net operating assets employed January – March 2004[3)]	920	877	756	1,890	119	4,562

[1)] calculated on the basis of units of 1,000 euros [2)] including goodwill at cost [3)] including goodwill at residual book values

Henkel Group: Consolidated Statement of Income

First Quarter 2005 in million euros

	Q 1/2004	%	comparable Q 1/2004	%	**Q 1/2005**	%	**Change**
Sales	**2,343**	**100.0**	**2,343**	**100.0**	**2,737**	**100.0**	**16.8 %**
Cost of sales	1,209	51.6	1,209	51.6	1,447	52.9	19.7 %
Gross profit	**1,134**	**48.4**	**1,134**	**48.4**	**1,290**	**47.1**	**13.8 %**
Marketing, selling and distribution costs	724	30.9	724	30.9	811	29.6	12.0 %
Research and development costs	64	2.7	64	2.7	73	2.7	14.1 %
Administrative expenses	129	5.5	129	5.5	148	5.4	14.7 %
Other operating income	20	0.9	20	0.9	31	1.2	55.0 %
Other operating charges	27	1.2	27	1.2	19	0.7	−29.6 %
Goodwill amortization	30	1.3	–	–	–	–	–
Restructuring costs	5	0.2	5	0.2	5	0.2	–
Operating profit (EBIT)	**175**	**7.5**	**205**	**8.8**	**265**	**9.7**	**28.7 %**
Net income from participations	37	1.5	37	1.5	17	0.6	−54.1 %
Net interest expense	−26	−1.1	−26	−1.1	−56	−2.0	115.4 %
Financial items	**11**	**0.4**	**11**	**0.4**	**−39**	**−1.4**	**–**
Earnings before tax	**186**	**7.9**	**216**	**9.2**	**226**	**8.3**	**4.6 %**
Taxes on income	−57	−2.4	−57	−2.4	−58	−2.1	1.8 %
Net earnings	**129**	**5.5**	**159**	**6.8**	**168**	**6.2**	**5.7 %**
Minority interests	−2	−0.1	−2	−0.1	−3	−0.1	–
Net earnings after minority interests	**127**	**5.4**	**157**	**6.7**	**165**	**6.1**	**5.1 %**
Earnings per preferred share (in euros)	**0.89**		**1.10**		**1.16**		**5.5 %**
Earnings per ordinary share (in euros)	**0.88**		**1.09**		**1.14**		**4.6 %**

Notes to the Consolidated Statement of Income January through March 2005

In the first quarter of 2005, sales rose by 16.8 percent compared with the same period in the previous year, despite negative foreign exchange effects. The sales increase is primarily due to the acquisitions made, particularly Dial and Sovereign. Over the same period, the cost of sales grew by 19.7 percent. Gross profit improved by 13.8 percent to 1,290 million euros. As a result of the disproportionate rise in the cost of sales, gross margin decreased by 1.3 points to 47.1 percent. The significant increase in the raw material and packaging prices as well as the lower gross margin of Dial were responsible for this decline.

At 12.0 percent, the rise in marketing, selling and distribution costs was moderate measured against the growth in sales. With products positioned in the value-priced market segment, Dial's marketing, selling and distribution costs represent a smaller share of sales than the remainder of the Henkel Group. At 73 million euros, research and development costs were 14.1 percent higher than in the prior-year quarter. As in the first quarter of 2004, the R&D ratio – i.e. the share of research and development costs expressed as a percentage of sales – was 2.7 percent. Administrative expenses increased by 14.7 percent which was slightly below growth in sales.

The net balance arising from other operating income and charges increased by 19 million euros. Other operating income was up 11 million euros compared to the prior year primarily due to foreign exchange gains from operations. Other operating charges were down 8 million euros as a result of the acquisition-related costs in the first quarter of 2004.

At 5 million euros, the current restructuring charge remained at the level of the previous year. Pursuant to IFRS 3 – "Business Combinations" – goodwill is no longer subject to scheduled amortization effective fiscal 2005. Instead it is tested at least annually for impairment on the basis of impairment tests. For better comparability, the figures for the first quarter of 2004 have been shown with an additional column depicting the situation before goodwill amortization.

The financial items balance fell by 50 million euros to −39 million euros. The decline was due to lower net income from participations and net interest result compared to previous year. The absence of income from our former Clorox participation reduced income from participations, while interest charges increased as a result of the higher average value of interest-bearing liabilities outstanding in the quarterly comparison. In addition, the interest expense for the first quarter of 2005 still included the interest on the high-interest bonds of Dial and Sovereign, which were redeemed at the end of the first quarter. On the income side, the interest proceeds from the loan (vendor note) granted to Cognis to finance the purchase price and repaid in May 2004 are also now absent.

The tax rate was 25.7 percent, matching the level of full fiscal 2004 after adjusting for the effects of goodwill amortization.

Net earnings for the quarter amounted to 168 million euros, 5.7 percent more than in the first quarter of the previous year. After deducting minority interests, net earnings were 165 million euros. Earnings per preferred share increased by 6 cents to 1.16 euros. This corresponds to a rise of 5.5 percent.

Earnings Per Share

Basic (undiluted) earnings per share are calculated by dividing net earnings after minority interests by the weighted average number of shares outstanding during the period under review.

The Stock Incentive Plan initiated in 2000 diluted earnings per share as of the close on March 31, 2005, because the options granted under two tranches were "in the money". The effect is resulting from 164,699 potentially outstanding preferred shares. As a consequence, diluted earnings per share are 0.3 euro cents lower than the basic EPS figure.

Earnings per share

		Q 1/2005
Net earnings after minority interests	**in million euros**	**165**
Number of outstanding ordinary shares		86,598,625
Earnings per ordinary share	**in euros**	**1.14**
Number of outstanding preferred shares[1]		56,898,563
Earnings per preferred share	**in euros**	**1.16**
Dilution effect arising from Stock Incentive Plan		164,699
Number of potential outstanding preferred shares		57,005,603
Diluted earnings per preferred share	**in euros**	**1.16**

[1] weighted average

Henkel Group: Consolidated Balance Sheet

Consolidated balance sheet in million euros

	12/31/2004	%	**03/31/2005**	%
Intangible assets	4,554	34.6	5,146	38.8
Property, plant and equipment	1,808	13.8	1,896	14.3
Financial assets	1,038	7.9	736	5.5
Fixed assets	**7,400**	**56.3**	**7,778**	**58.6**
Inventories	1,196	9.1	1,302	9.8
Trade accounts receivable	1,743	13.3	1,875	14.1
Other receivables and miscellaneous assets	777	5.9	644	4.9
Liquid funds/Marketable securities	1,695	12.9	1,332	10.0
Current assets	**5,411**	**41.2**	**5,153**	**38.8**
Deferred tax assets	**327**	**2.5**	**339**	**2.6**
Total assets	**13,138**	**100.0**	**13,270**	**100.0**

	12/31/2004	%	**03/31/2005**	%
Equity excluding minority interests	**4,588**	**34.9**	**4,912**	**37.0**
Minority interests	16	0.1	20	0.2
Equity including minority interests	**4,604**	**35.0**	**4,932**	**37.2**
Provisions for pensions and similar obligations	1,815	13.8	1,815	13.6
Other provisions	1,513	11.5	1,496	11.3
Provisions for deferred tax liabilities	455	3.5	458	3.5
Provisions	**3,783**	**28.8**	**3,769**	**28.4**
Borrowings	3,174	24.2	2,952	22.3
Trade accounts payable	1,099	8.4	1,174	8.8
Other liabilities	478	3.6	443	3.3
Liabilities	**4,751**	**36.2**	**4,569**	**34.4**
Total equity and liabilities	**13,138**	**100.0**	**13,270**	**100.0**

Henkel Group: Statement of Changes in Equity

Statement of changes in equity in million euros

	2004	**2005**
Shareholders' equity excluding minority interests at 01/01	**3,386**	**4,604**
Net earnings	129	168
thereof minority interests	2	3
Dividend distributions	−2	−1
Other changes taken to equity	18	−28
Foreign exchange	23	189
Shareholders' equity including minority interests at 03/31	**3,554**	**4,932**

Notes to the Balance Sheet/Statement of Changes in Equity January through March 2005

At March 31, 2005, total assets amounted to 13,270 million euros, an increase of 132 million euros or about 1 percent. The rise on the assets side is due to an increase in fixed assets, while current assets decreased, primarily due to the reduction in liquid funds.

Following the first-time consolidation of the acquisitions made at the end of 2004 (particularly Sovereign), there was an increase both in intangible assets and in property, plant and equipment. Intangible assets rose by 592 million euros, and property, plant and equipment by 88 million euros. In addition to the impact of the acquisitions, foreign currency translation effects contributed 220 million euros to the increase in asset value due to the appreciation of the US dollar versus the euro as compared with the year end December 31, 2004.

Financial assets declined by 302 million euros to 736 million euros. This was due to the first-time consolidation of Sovereign which, given the late transaction closing date toward the end of 2004, was initially recognized in financial assets.

Current assets decreased by 258 million euros to 5,153 million euros. While inventories and trade accounts receivable increased, liquid funds and marketable securities fell by 363 million euros to 1,332 million euros following the use of cash and cash equivalents to redeem borrowings.

Shareholders' equity increased from 4,604 million euros to 4,932 million euros. The rise is due primarily to net earnings for the quarter in the amount of 168 million euros, and a positive foreign currency translation impact.

Despite the acquisitions and positive foreign exchange effects, provisions fell by 14 million euros to 3,769 million euros. The reason for the decrease was the scheduled implementation of the Advanced Restructuring measures and utilization of the associated provisions. In addition, provisions for the refinancing of the Dial bond were also utilized following its early redemption in the first quarter of 2005.

Liabilities decreased by 182 million euros to 4,569 million euros. An increase of 75 million euros in trade accounts payable was offset by a decrease of -222 million euros in borrowings resulting from the use of liquid funds and marketable securities to pay off debt. In addition, we also redeemed the Sovereign bond, which had not yet appeared in the borrowings for 2004. Other liabilities fell by 35 million euros.

The equity ratio increased from 35.0 percent to 37.2 percent.

Change in treasury stock

At March 31, 2005, treasury stock held by the Company amounted to 2,488,775 preferred shares. This represents 1.7 percent of the capital stock and a proportional nominal value of 6.38 million euros.

As a result of the exercise of options under the terms of the Stock Incentive Plan, the number of shares held as treasury stock fell in the first quarter by 3,360 preferred shares, representing 0.0023 percent of the capital stock and a proportional nominal value of 8,601.68 euros.

Henkel Group: Cash Flow Statement

Cash flow statement in million euros

	Q 1/2004	**Q 1/2005**
Operating profit (EBIT)	**205**	**265**
Income taxes paid	-48	-70
Depreciation/write-ups of fixed assets (excluding financial assets)	69	74
Net gains/losses from disposals of fixed assets (excluding financial assets)	–	–
Change in inventories	-12	-58
Change in receivables and miscellaneous assets	-49	45
Change in liabilities and provisions	25	-122
Cash flow from operating activities	**190**	**134**
Capital expenditures on intangible assets	-1	-4
Capital expenditures on property, plant and equipment	-73	-70
Capital expenditures on financial assets/acquisitions	-2,542	-27
Proceeds from disposals of fixed assets	6	14
Cash flow from investing activities/acquisitions	**-2,610**	**-87**
Henkel KGaA dividends	–	–
Subsidiary company dividends (to other shareholders)	-2	-1
Interest and dividends received	32	20
Interest paid	-50	-83
Dividends and interest paid and received	*-20*	*-64*
Change in borrowings	1,550	-407
Other financing transactions	-4	-5
Cash flow from financing activities	**1,526**	**-476**
Change in cash and cash equivalents	**-894**	**-429**
Effects of exchange rate changes on cash and cash equivalents	2	66
Change in liquid funds and marketable securities	**-892**	**-363**
Liquid funds and marketable securities at January 1	1,188	1,695
Liquid funds and marketable securities at March 31	296	1,332

Computation of free cash flow in million euros

	Q 1/2004[1]	**Q 1/2005**
Cash flow from operating activities	**190**	**134**
Capital expenditures on intangible assets	-1	-4
Capital expenditures on property, plant and equipment	-73	-70
Proceeds from disposal of fixed assets	6	14
Dividends received/Net interest	-18	-63
Free cash flow	**104**	**11**

[1] The new IAS/IFRS Standards have no impact on the Cash flow from operating activities. The EBIT was adjusted, because goodwill is no longer amortizised (+30 million euros) and the Deprecation/write-ups of fixed assets (-30 million euros).

Notes to the Cash Flow Statement January through March 2005

Cash flow from operating activities amounted to 134 million euros, 56 million euros below the level of previous year. Earnings before interest, taxes, depreciation and amortization (EBITDA) improved by 65 million euros to 339 million euros. Income taxes paid were higher due to an one-time tax payment for prior years assessed by the tax authorities. Net current assets increased by 135 million euros; a higher increase than that of the same period in the previous year. This increase was due to a decrease in liabilities and provisions based largely on the utilisation of the provision for the Advanced Restructuring measures as well as the refinancing of Dial.

Cash flow from investing activities/acquisitions amounted to −87 million euros. 2,523 million euros less was invested than in the previous year. This significant decrease is due to the lower expenditures for acquisitions as the prior-year figures include the purchase price payments for Dial and ARL. Capital expenditures on property, plant and equipment as well as intangible assets of continuing operations remained at the level of the previous year.

At −476 million euros, **cash flow from financing activities** was 2,002 million euros below the figure for the previous year. This decrease is mainly due to changes in borrowings. While during the comparable period in 2004, borrowings increased by more than 1.5 billion euros due to financing requirements for acquisitions, in the first quarter of 2005 financial debt amounting to 407 million euros was paid back. Dividends and interest, at −64 million euros, were below the level of the previous year of −20 million euros due to the absence of the Clorox dividend and an increase in interest payments resulting from higher average financial debt.

Free cash flow amounted to 11 million euros, 93 million euros less than in the previous year.

Supplementary Notes

Accounting and Valuation Policies

This unaudited interim report of the Henkel Group, like the consolidated annual financial statements for fiscal 2004, has been prepared in accordance with International Financial Reporting Standards (IFRS). The same accounting and valuation principles have been applied to the 2004 annual financial statements with the following exceptions:

- Since January 1, 2005, goodwill acquired before March 31, 2004, is also no longer subjected to scheduled amortization.
- All share-based payments are treated in accordance with the provisions of IFRS 2.

The new structure of the balance sheet according to the maturity of the individual items required by IAS 1 will be implemented in the annual financial statements for fiscal 2005.

Composition of the Group

In addition to Henkel KGaA, the consolidated financial statements include 20 domestic and 238 foreign companies in which Henkel KGaA holds, directly or indirectly, a majority of the voting rights or which are under the unified management control of Henkel KGaA.

The investment in Ecolab Inc., St. Paul, Minnesota, USA, is accounted for by the at-equity method.

These interim financial statements as of March 31, 2005, reflect the first-time full consolidation of the Sovereign Group, Chicago, USA. The business combination has been recognized in accordance with the purchase method in which, on the basis of a so-called purchase price allocation, hidden reserves and hidden charges of the acquired enterprise are disclosed and all identifiable intangible assets are shown separately from goodwill. The purchase price allocation will be completed in the course of 2005.

Published by

Henkel KGaA
40191 Düsseldorf, Germany
Phone: +49 (0)211 797-0

Edited by:
Corporate Communications, Investor Relations

English translation by: Paul Knighton
Coordination: Rolf Juesten, Oliver Luckenbach, Dirk Neubauer
Concept and Design: Kirchhoff Consult AG, Hamburg
Photographs: Henkel
Produced by: Schotte, Krefeld

Corporate Communications
Phone: +49 (0)211 797-3533
Fax: +49 (0)211 798-2484
E-mail: ernst.primosch@henkel.com

Investor Relations
Phone: +49 (0)211 797-3937
Fax: +49 (0)211 798-2863
E-mail: oliver.luckenbach@henkel.com


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THE GLOBAL COMPACT

Calendar

Publication of Report for the Second Quarter 2005: Wednesday, August 3, 2005

Publication of Report for the Third Quarter 2005: Wednesday, November 2, 2005

Fall Press and Analysts' Conference 2005: Wednesday, November 2, 2005

Press Conference for Fiscal 2005 and Analysts' Meeting 2006: Tuesday, February 21, 2006

Annual General Meeting of Henkel KGaA 2006: Monday, April 10, 2006

Up-to-date facts and figures on Henkel also available on the internet: www.henkel.com


Henkel

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